Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated August 11, 2009, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2009.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation June 30, 2009 unaudited interim consolidated financial statements, the Western Copper Corporation December 31, 2008 audited annual consolidated financial statements and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the June 30, 2009 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2008 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At August 11, 2009, the Company had 76,819,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20F.

BUSINESS AND OVERVIEW

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s properties are located in Canada.

Over the past year, the commodity industry has witnessed significant volatility. Many metal prices declined from multi-year peaks halfway through 2008 to three to four year lows by the end of that year. Metal prices, most notably copper, have recovered significantly during the first half of 2009.

Because commodity prices are denominated in United States (“US”) dollars, US currency volatility is also playing a large role in the volatility of commodity prices in Canada. The exchange rate between the Canadian and US dollar was near par from January to July 2008, but increased to approximately CA$1.20 per US dollar in October 2008. More recently, the exchange rate has fluctuated from CA$1.16 on June 30, 2009 to CA$1.10 per US dollar on August 11, 2009.

Mining is a capital intensive industry. Companies require large amounts of capital to explore, develop, and build projects. Despite improved metal prices and recent financings in the commodity sector, liquidity and access to capital remain as two of the major risks facing mineral exploration and development companies.

On July 10, 2009, Western Copper raised $4 million through a private placement of 4 million flow-through units. Each unit consisted of 1 flow-through common share and one half of one non flow-through warrant. This transaction will enable Western Copper to continue advancing its Casino property. Please refer to the Casino discussion below for more information regarding development activity at the property and to the Liquidity and Capital Resources section for more details of the financing.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

The risks and volatility in market conditions outlined in the discussion above may significantly alter management estimates and forward looking information that were previously reported or that are contained herein. Refer to the Risks and Uncertainties section of this document for more details or to the Company’s AIF on SEDAR.

The following summarizes the exploration and development activities on Western Copper’s mineral properties during the period.

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990’s.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment.

On June 24, 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. Based on the sulphide proven and probable reserve estimate of 914 million tonnes, the mine has an estimated thirty year ore production life. The feasibility study indicates initial capital development costs of $2.1 billion, which includes $550 million for a power plant.

Commodity prices, foreign exchange rates, and capital and operating costs have changed significantly since the release of the feasibility study. At the current commodity prices of: copper US$2.10/lb, gold US$950/oz, molybdenum US$10.00/lb and an exchange rate of 0.87 US$/$, the project remains viable with a pre-tax IRR of 12.2% .

Following the positive results of the pre-feasibility study released in 2008, the Company has begun preparing for the submission of a Project Proposal to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). As part of this process, Western Copper has initiated a baseline environmental and socioeconomic data collection program to update and to complement environmental information collected in the early 1990’s. The Company has also had a number of preliminary meetings with various government departments and initial meetings with First Nations Governments to introduce them to the project.

During the first half of 2009, the Company has continued its permitting efforts by continuing its dialogue with various government agencies and by continuing with the 2009 data collection program that will form part of the Project Proposal. Discussions with local communities and first nations have also continued.

The Company has also begun work on further trade-off studies relating to road access and power options. The aim of these studies is to further improve the economics of the project.

A deep penetrating geophysical survey began on site in the middle of July 2009. The survey aims to better delineate the resource, to discover new potentially mineralized zones, and to identify drill targets.

Also around the middle of July, the Company commenced a major drilling program which is initially aimed at converting inferred resources into measured and indicated, but will later focus on confirming the targets identified by the geophysical survey to extend the known area of mineralization.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

Should it make a production decision on the property, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon Territory.

In 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the proven and probable reserve estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$).

Commodity prices, foreign exchange rates, and capital and operating costs have changed significantly since the release of the feasibility study. At the current copper price of US$2.10/lb and an exchange rate of 0.87 US$/$, the project remains economically attractive with a pre-tax IRR of 14.3% .

During the first half of 2009 activities focused on permitting issues with engineering activities limited to those necessary to support the permitting. No further exploration has taken place this year and none is planned.

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to build the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate. As a condition of the QML, the Company was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government.

The Water Use License (“WUL”) is the next and final major milestone of the permitting process and will allow the mine to operate. Western Copper expects to hear shortly of the status of its application, which was updated and submitted to the Yukon Water Board in December 2008. Western Copper expects to receive the WUL by the end of 2009 or early in 2010.

Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in 2009, but plans to have the feasibility study updated by the end of 2009. The Company is also exploring several financing options and will be in a position to make a production decision upon securing financing and all major permits.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at August 11, 2009, Western Copper has made $600,000 in advance royalty payments.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

Hushamu (British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

IMA has met the minimum expenditure obligations required in the first year of the agreement.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential. No work was possible in 2008.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

At the end of June 2009, MDRU mobilized to Yellowknife and to the Redstone claims and leases to begin field work. Preliminary results of the field work are expected in the third quarter of 2009.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

  SELECTED QUARTERLY FINANCIAL INFORMATION

  The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	30-Jun-09	31-Mar-09	31-Dec-08	31-Sep-08

Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	594,590	522,773	599,667	530,503
Loss and comprehensive loss per share – basic and
diluted	0.01	0.01	0.01	0.01
Mineral properties	67,117,675	65,970,008	65,702,582	64,047,426
Cash, cash equivalents, and short-term investments	10,931,098	12,177,922	13,062,366	16,460,243
Total assets	78,478,161	78,503,650	79,216,492	80,708,309

As at and for the quarter ended	30-Jun-08	31-Mar-08	31-Dec-07	31-Sep-07

Expressed in Canadian dollars	$	$	$	$

Loss (income) and comprehensive loss (income)	544,160	484,919	(894,685)	385,067
Loss and comprehensive loss per share – basic and
diluted	0.01	0.01	(0.01)	0.01
Mineral properties	61,664,820	58,853,128	57,194,181	55,395,547
Cash, cash equivalents, and short-term investments	18,527,233	21,963,631	23,726,947	26,324,280
Total assets	80,414,978	80,977,997	81,156,211	82,000,958

  The following items created significant variations in quarterly results presented:

    In Q4 2007, the Company recognized a future income tax recovery of $1.4 million relating to changes in the Canadian federal corporate income tax rates. If not for this transaction, the net loss for Q4 2007 would have been approximately $500,000, a figure that is consistent with the quarterly losses reported in 2008 and 2009.

    Cash has been spent to fund ongoing operations and to increase the value of the Company’s mineral properties. This has led to a decrease in cash, cash equivalents and short-term investments and an increase in mineral properties in each successive quarter.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  RESULTS OF OPERATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	50,889	127,441	97,421	209,915
Filing and regulatory fees	32,619	27,440	49,439	55,025
Office and administration	479,770	456,011	941,000	976,243
Promotion and travel	82,594	86,141	157,393	154,912

LOSS BEFORE OTHER ITEMS	645,872	697,033	1,245,253	1,396,095

OTHER ITEMS
Interest income	(56,986)	(159,910)	(135,499)	(381,324)
Foreign exchange	5,704	7,037	7,609	14,218

LOSS AND COMPREHENSIVE LOSS	594,590	544,160	1,117,363	1,029,079

  Western Copper had a loss of $595,000 ($0.01 per common share) for the three months ended June 30, 2009. For the same period in 2009, the Company had a loss of $544,000 ($0.01 per common share). Total administrative expenses decreased by $51,000 as audit and legal costs have been lower in 2009 due to decreased activity. These savings were somewhat offset by increased office expenses relating to operating the Whitehorse office. The Whitehorse office was established in December 2008.

  Western Copper had a loss of $1.12 million ($0.02 per common share) for the six months ended June 30, 2009 compared to a loss of $1.03 million ($0.01 per common share) over the same period in 2008. Decreased audit and legal expenses year-to-date were offset by lower interest income during the period.

  Western Copper continues to earn interest on its cash deposits held at banks and on its short-term investments, but as the Company uses its working capital to fund operations and mineral property development, its interest bearing balances have been decreasing. As a result, the Company earned $103,000 less in interest income during Q2 2009 than it did in Q2 2008. During the six months ended June 30, 2009, Western Copper has earned $246,000 less than it did during the six months ended June 30, 2008. Decreasing interest income is expected to continue as interest bearing balances are used to fund on-going operations.

  The scale and nature of the Company’s operations has remained consistent with 2008 and this trend is expected to continue through 2009; however, the Company has reviewed its administrative expenses and taken measures to reduce discretionary spending.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Expressed in Canadian dollars	$	$	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(536,936)	(470,050)	(972,311)	(798,491)
Financing activities	-	500	-	500
Investing activities	(765,735)	(2,966,848)	(1,270,037)	(4,401,723)

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(1,302,671)	(3,436,398)	(2,242,348)	(5,199,714)

Cash and cash equivalents –
beginning	4,097,527	21,963,631	5,037,204	23,726,947

CASH AND CASH EQUIVALENTS
– ENDING	2,794,856	18,527,233	2,794,856	18,527,233

  In addition to its cash and cash equivalents, the Company had $8.14 million in short-term investments as at June 30, 2009. Cash, cash equivalents, and short-term investments totaled $10.94 million. Working capital decreased from $12.4 million as at December 31, 2008 to $10.2 million as at June 30, 2009.

  Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from major Canadian banks that are cashable at the Company’s discretion without interest penalty. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

  Western Copper is an exploration stage enterprise. As at June 30, 2009, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

  Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2009. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

  The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

  Operating activities

  The significant components of operating activities are discussed in the Results of Operations section above.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  Financing activities

  There was no significant financing activity during the three and six months ended June 30, 2009 or during the same period in 2008.

  On July 10, 2009, as previously mentioned in the Business and Overview section, Western Copper issued 4,000,000 units, comprised of one flow-through common share of the Company at a price of $1.00 and one-half of one common share purchase warrant. Each whole warrant will be exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and will expire three years following closing. If, commencing on the date that is four months plus one day following the closing of the Offering, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $2.00 for twenty consecutive trading days, the Company will have the right to accelerate the expiry date of warrants by giving thirty days written notice to the holder.

  The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant will be exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and will expire two years following closing. If the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for fifteen consecutive trading days, the Company will have the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

  Investing activities

  The Company expended a net amount of $1.3 million on mineral property expenditures during the first six months of 2009. This compares with $4.4 million during the six months ended June 30, 2008. The majority of these costs were spent on the Carmacks Copper Project and the Casino property.

  The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures during the six months ended June 30, 2009. Despite not taking into account changes in working capital balances, mineral property costs incurred are a good representation of Western Copper’s mineral property expenditures during the period.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

		Carmacks Copper
	Casino	Project

Expressed in Canadian dollars	$	$

DECEMBER 31, 2008	20,821,505	14,645,143

CASH ITEMS
Advance royalty	-	100,000
Claims maintenance	8,829	4,198
Detailed engineering	-	56,533
Engineering studies	86,196	1,470
Exploration	258,688	-
Permitting	415,310	292,236
Reclamation obligation	-	80,300
Salary and wages	99,925	98,775

CASH ITEMS	868,948	633,512

NON-CASH ITEMS
Exploration	27,355	-
Stock-based compensation	59,201	55,628

NON-CASH ITEMS	86,556	55,628

JUNE 30, 2009	21,777,009	15,334,283

  Mineral property expenditures incurred to date in 2009 are lower than they were at the same time last year due to a number of reasons.

  One of the reasons is that Western Copper has made a conscious decision to cut spending this year due to the uncertainty surrounding the availability of capital.

  Another reason is that both of the Company’s main projects, its Carmacks Copper Project and its Casino property, are at a much less capital intensive stage than they were at this time last year. During the first six months of 2008, Western Copper was progressing quickly on detailed engineering on the Carmacks Copper Project and was working towards completion of the Casino pre-feasibility study. Western Copper mostly focused on permitting during the first six months of 2009.

  Now that Western Copper has raised $4.0 million through its issuance of flow-through shares, the Company has begun a drilling program at Casino. A summary of activities relating to each property is available under the Business and Overview section at the beginning of this document.

  Another factor that led to lower spending year-to-date in 2009 compared to the same period in 2008 is that during Q1 2009 the Company received a mineral exploration tax credit in the amount of $331,000 relating to previous exploration work on its Hushamu property. This amount was credited to mineral properties.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  RELATED PARTY TRANSACTIONS

  During the six months ended June 30, 2009, the Company charged overhead expenses to one of its directors in the amount of $3,697 (2008 - $3,674). The Company credited this amount against office and administration expenses on the statement of loss.

  Related party transactions are measured at the exchange amount.

  CONTRACTUAL OBLIGATIONS

  In April 2009, the Company signed a new lease agreement for its head office in Vancouver. The new lease began on June 1, 2009 and expires on May 31, 2014. The new lease terms will provide savings of approximately $75,000 per year as compared to the lease in effect at March 31, 2009.

  The Company has entered into a commitment to lease office space in the Yukon. The lease expires in 2011.

  The future minimum lease payments by calendar year are approximately as follows:

Year	Head office	Yukon Office

Expressed in Canadian dollars	$	$

2009	93,696	14,318
2010	187,393	28,635
2011	190,052	28,635
2012	194,610	-
2013	196,509	-
2014	81,879	-
Thereafter	-	-

TOTAL	944,139	71,588

  The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

  SIGNIFICANT ACCOUNTING ESTIMATES

  The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  Mineral properties

  The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

  The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

  Although the Company believes that the estimates applied in the recoverability assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

  Stock-based compensation and warrant valuation

  The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

  CHANGE IN ACCOUNTING POLICIES

  Section 3064 – Goodwill and intangible assets

  Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

  INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

  The Company expects to adopt IFRS effective January 1, 2011. As a result of the adoption, Western Copper will have to present restated prior year comparative figures using IFRS for each comparative period after the transition date. The change in accounting policies may have a material effect on Western Copper’s financial results and disclosures.

  The Company began to execute its IFRS implementation plan in 2009. During the first half of 2009, Western Copper has been comparing its current accounting policies to IFRS and has been identifying differences between the two. By the end of 2009, Western Copper will select and approve accounting policies that comply with IFRS. Western Copper will track the impact of differences between the two sets of accounting policies as they relate to individual transactions throughout 2010. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian Generally Accepted Accounting Principles for reporting purposes. The other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

  Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

  MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

  The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

  Based on that assessment, management concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

  Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

  There has been no significant change in disclosure controls or in internal controls over financial reporting from January 1 to August 11, 2009 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  RISKS AND UNCERTAINTIES

  The following is a list of the most significant risks and uncertainties that affect the Company. This list is not exhaustive. More information on risks and uncertainties is available in Western Copper’s Annual Information Form which is available on SEDAR at www.sedar.com.

  Mineral property development

  Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

  Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties. There is a risk that this financing may not be available or available on reasonable terms.

  The Company complies with National Instrument 43-101 when reporting mineral resources.

  Title to mineral properties

  The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

  Governmental requirements

  The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

  Metal prices

  The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

Western Copper Corporation	MANAGEMENT DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2009

  Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

  Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.